Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: +1 (206) 522-2256

E-mail: tpuzzo@msn.com

March 11, 2020

VIA E-MAIL ATTACHMENT

Office of Technology

United States Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Sharing Economy International Inc.
Amendment No. 1 to Form 8-K filed February 10, 2020
File No. 001-34591

Dear Sir or Madam:

We submit the information in this letter, on behalf of our client, Sharing Economy International Inc., a Nevada corporation (the “Company”), in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 13, 2020.

The Company seeks comment from the Staff in response to this letter before filing an amendment to the referenced Form 8-K. In connection thereto, attached hereto as Schedule I please find certain unaudited pro forma financial information.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the Staff’s comments follow each staff comment.

Amendment No. 1 to Form 8-K filed February 10, 2020

Pro Forma Condensed Combined Financial Information

Note 3 - Pro Forma Adjustments, page F-4

1. We note your response to prior comment 2 and the revisions made to the Pro Forma Condensed Combined Financial Information. Please clarify how you are calculating the non-controlling shareholders interest. We refer you to ASC 805-20-30-1. In addition, expand the disclosure to show the allocation of the purchase price to the tangible and intangible assets acquired from Sharing Economy International (SEI). Also, for each class of intangibles acquired, disclose the related amortization period. We refer you to ASC 805-40-30-2, including Example 1 in paragraph 55-2. In this regard, we noted that you have not presented effects of the acquiring SEI.

Company response: The Company has previously made the calculation of non-controlling shareholders interest, in accordance with the underlying reference under ASC 805-40-30-2, Example 1(b) (Case B) in paragraph 55-2, which is found not appropriate to our reverse merger transaction.

Hence, the Company has re-measured the consideration transferred under ASC 805-40-30-2, Example 1: Reverse Acquisitions in paragraph 55-2 and Case A is considered more appropriate whereas all the shares of legal subsidiary are exchanged at the closing date.

The fair value of the consideration transferred is measured using the current market price of SEI’s shares equal to 9,278,106 shares of common stock issued outstanding at September 30, 2019 with a pre-share fair value of $0.25, totaling $2,319,527. A negative goodwill is calculated as the shortfall of the fair value of the consideration effectively transferred (the group interest in the Company) over the net amount of the Company’s recognized identifiable assets and liabilities, as follows:

		US$

Consideration effectively transferred		2,319,527
Net recognised values of SEI (Legal Parent) at 9/30/2019

Acquired Assets
Cash	187,745
Accounts receivable	475,942
Inventories	2,052,312
Note receivable	147,136
Deposit and prepayment	1,793,617
Assets of discontinued operation	205,657
Plant and equipment	6,045,537
Intangible assets	3,316,483
	14,224,429

Less:
Assumed Liabilities	(2,464,001)
Accounts payable	(91,084)
Bank acceptance note	(838,571)
Convertible note payable	(433,638)
Accrued expense	(57,889)
Tax payable	(1,745,444)
Amounts due to related paties	(1,673,821)
Short term bank loan	(258,974)
Liabilities of discontinued operation
	(7,563,422)	(6,661,007)
Bargain purchase gain (negative goodwill)		(4,341,480)

In accordance with ASC 805, “Business Combinations,” the excess of fair value of acquired net assets over purchase price (negative goodwill) of $4.3 million, was recognized as a gain in the period the reverse merger was completed.

The Company has expanded and disclosed the above to show the allocation of the purchase price to the tangible and intangible assets acquired from the Company.

We look forward to the Staff's response to this letter.

Very truly yours,

LAW OFFICES OF THOMAS E. PUZZO, PLLC

/s/ Thomas E. Puzzo
Thomas E. Puzzo

SCHEDULE I

SHARING ECONOMY INTERNATIONAL INC. Unaudited Pro forma Financial Information

SHARING ECONOMY INTERNATIONAL INC.

PRO FORMA CONDENSED COMBINED BALANCE SHEETS

AS OF SEPTEMBER 30, 2019

(Unaudited)

					Pro Forma
	Historical	Historical	Pro Forma		Condensed
	SEII	Peak Equity	Adjustments	Note	Combined

ASSETS
Current assets:
Cash and cash equivalents	$187,745	$44,481			$232,226
Accounts receivable, net	475,942	-			475,942
Note receivable	147,136	-			147,136
Inventories, net	2,052,312	-			2,052,312
Deposit and prepayments	1,793,617	114,486			1,908,103
Marketable securities, available-for-sale	-	75,000			75,000
Assets of discontinued operations	205,657	-			205,657

Total current assets	4,862,409	233,967			5,021,376

Non-current assets:
Plant and equipment	6,045,537	997			6,045,537
Intangible assets	3,316,483	-			3,316,483

TOTAL ASSETS	$14,224,429	$234,964			$14,459,393

LIABILITIES AND STOCKHOLDER’S DEFICIT
Current liabilities:
Accounts payable	$2,464,001	$2,587			$2,466,588
Bank note and convertible note payable	929,655	-			929,655
Accrued liabilities and other payables	433,638	-			433,638
Amounts due to related parties	1,745,444	54,128			1,799,572
Tax payable	57,889	101,839			159,728
Bank loans	1,554,247	113,831			1,668,078
Liabilities of discontinued operations	258,974	-			258,974

Total current liabilities	7,443,848	272,385			7,716,233

Non-current liabilities:
Bank loans	119,574	4,979,259			5,098,833

Total liabilities	7,563,422	5,251,644			12,815,066

Stockholder’s deficit:
Preferred stock	-	-
Common stock	9,278	100	180,958	(c)	190,336
Common stock to be issued	-	-	7,018,942	(c)	7,018,924
Additional paid-in capital	58,301,021	-	(58,301,021)	(a),(b),(c),(d)	-
Statutory reserve	2,352,592	-			2,352,592
Accumulated other comprehensive loss	2,440,621	42,279			2,352,592
Accumulated deficit	(55,594,946)	(5,059,059)	51,101,121	(a), (b),(d)	(9,552,884)
	7,508,566	(5,016,680)			2,491,886
Non-controlling interest	(847,559)	-			(847,559)
Total stockholder’s deficit	6,661,007	(5,016,680)			1,644,327
TOTAL LIABILITIES AND STOCKHOLDER’S DEFICIT	$14,224,429	$234,964			$14,459,393

SHARING ECONOMY INTERNATIONAL INC.

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATION

FOR THE PERIOD ENDED SEPTEMBER 30, 2019

(Unaudited)

					Pro Forma
	Historical	Historical	Pro forma		Condensed
	SEII	Peak Equity	Adjustment		Combined

Revenues, net	$5,244,065	$676,590	(676,590	)(e)	$5,244,065

Cost of revenue	(10,104,431)	-			(10,104,431)

Gross loss	(4,860,366)	676,590			(4,860,366)

Operating expenses:
General and administrative expenses	(5,530,556)	(242,030)	676,590	(e)	(5,093,219)
Bad debt expense	(4,307,234)	-			(4,307,234)
Impairment loss	(13,355,958)	-			(13,355,958)
Total operating expenses	(23,193,748)	(242,030)			(22,759,188)

(Loss) income from operations	(28,054,114)	434,560			(27,619,554)

Other Income (Expense)
Bargain purchase gain	-	-	4,341,480	(a)	4,341,480
Interest expense	(345,083)	(11,744)			(345,083)
Interest income	856	1			856
Other expense	(9,440)				(9,440)
Total other expense	(353,667)	(11,743)			3,976,070

(LOSS) INCOME BEFORE INCOME TAXES	(28,407,781)	422,817			(23,643,484)

Income tax expense	-	(74,393)			(74,393)

NET (LOSS) INCOME	$(28,407,781)	$348,424			$(23,717,877)

Net loss per share	$(3.20)				$ # (0.00)

Weighted average shares outstanding	8,866,755				7,195,360,947

# Less than $0.001 per share

SHARING ECONOMY INTERNATIONAL INC.

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATION

FOR THE PERIOD ENDED SEPTEMBER 30, 2019

(Unaudited)

NOTE 1 – BACKGROUND OF ORGANIZATION

On December 27, 2019, Sharing Economy International Inc. or the Company or SEII completed the Acquisition of Peak Equity International Limited and Subsidiaries (collectively “Peak Equity”) (the “Acquisition”) for its 100% equity interest. The consideration of the Acquisition totaled approximately 7,200,000,000 shares of the Company’s common stock, at the price of $0.25, equal to $1,800,000,000.

This Acquisition is considered as related party transaction, whereas Ms. Deborah Yuen (a spouse of Mr Chan Tin Chi), an affiliate of YSK 1860 Co., Limited, which is a shareholder of the Company, previously controlled Peak Equity during 2017 and 2018.

NOTE 2 – BASIS OF PRESENTATION

The historical consolidated financial statements of the Company are presented in U.S. dollars and have been prepared in accordance with U.S. GAAP. The historical combined financial statements of Peak Equity are presented in U.S. dollars and have been prepared in accordance with U.S. GAAP. The Unaudited Pro Forma Financial Statements reflect adjustments to the Company’s historical financial data to give effect to the Acquisition as if they had occurred on September 30, 2019 for the pro forma condensed combined balance sheet and as if they had occurred on January 1, 2019 for the pro forma condensed combined statements of operations.

The pro forma financial statements have been prepared by management for illustrative purposes only and are not necessarily indicative of the financial position or results of operations in future periods. The pro forma adjustments are based on the preliminary information available at the time of the preparation of this document and assumptions that management believes are reasonable. The pro forma financial statements, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with SEII’s historical financial statements included elsewhere in this Amendment to the Current Statement on Form 8-K for the years ended December 31, 2018 and 2017, as Exhibits filed with SEC herewith.

The pro forma financial statements do not purport to represent what the results of operations or financial position of the combined entity would actually have been if the merger had in fact occurred on September 30, 2019, nor do they purport to project the results of operations or financial position of the combined entity for any future period or as of any date.

The Unaudited Pro Forma Financial Statements do not reflect the realization of any expected cost savings or other synergies from the Acquisition, including as a result of restructuring activities and other cost savings initiatives planned subsequent to the completion of the Acquisition. Although management believes such cost savings and other synergies will be realized following the Acquisition, there can be no assurance that these cost savings or any synergies will be achieved in full or at all. In addition, the unaudited Pro Forma Financial Statements do not reflect the estimated restructuring charges contemplated in association with any such cost savings. Such charges will be expensed in the appropriate accounting periods following the completion of the Acquisition.

SHARING ECONOMY INTERNATIONAL INC.

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATION

FOR THE PERIOD ENDED SEPTEMBER 30, 2019

(Unaudited)

The Acquisition will be accounted for in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 805, Business Combinations, using the reverse acquisition method whereas Peak Equity is considered as the accounting acquirer and the Company as the acquired party. The assets and liabilities of Peak Equity, including identifiable intangible assets, have been measured using preliminary estimates based on assumptions that management believes are reasonable and are consistent with the information currently available. Determining the fair value of intangible assets acquired requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives and market multiples, among other items. The use of different estimates and judgments could yield materially different results.

NOTE 3 – PURCHASE PRICE ALLOCATION

Since the Acquisition is considered as a reverse merger, the purchase price allocation is based on net recognized values of SEII’s (accounting acquire) identifiable assets and liabilities.

Goodwill is measured as the excess of the fair value of the consideration effectively transferred over the net amount of SEII’s recognized identifiable assets and liabilities at September 30, 2019, as follows:

	$	$

Consideration effectively transferred		2,319,527
Less: Net recognized values of SEII’s identifiable assets and liabilities
Acquired Assets:
Cash and cash equivalents	187,745
Accounts receivable	475,942
Notes receivable	147,136
Inventories	2,052,312
Deposits and prepayments	1,793,617
Assets of discontinued operation	205,657
Plant and equipment	6,045,537
Intangible assets #	3,316,483
Assumed liabilities:
Accounts payable	(2,464,001)
Bank acceptance note	(91,084)
Convertible note payable	(838,571)
Accrued expenses	(433,638)
Tax payable	(57,889)
Amounts due to related parties	(1,745,444)
Bank loans	(1,673,821)
Liabilities of discontinued operation	(258,974)	(6,661,007)

Bargain purchase gain (negative goodwill)		(4,341,481)

SHARING ECONOMY INTERNATIONAL INC.

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATION

FOR THE PERIOD ENDED SEPTEMBER 30, 2019

(Unaudited)

In accordance with ASC 805, “Business Combinations,” the excess of fair value of acquired net assets over purchase price (negative goodwill) of $4.3 million, was recognized as a gain in the period the Reverse Merger was completed.

	Useful life	September 30, 2019
Intangible assets consisted of:
Land use rights	45 - 50 years	$3,783,611
Other intangible assets	3 - 5 years	843,218
Goodwill	-	27,353
		4,654,182
Less: accumulated amortization		(1,337,699)
		$3,316,483

NOTE 4 – PRO FORMA ADJUSTMENTS

The pro forma financial statements have been prepared as if the Acquisition was completed on September 30, 2019 for combined purpose and reflects the following pro forma adjustment(s):

(a)	Amounts reflect bargain purchase gain from reverse merger
(b)	Amounts reflect recapitalization of SEII’s accumulated losses (accounting acquirer)
(c)	Amounts reflect the common stocks issued and to be issued under the Acquisition in exchange of Peak Equity’s 100% equity interest
(d)	Amounts reflect the reclassification of additional paid-in capital (negative) to accumulated deficits
(e)	Amounts reflect the elimination of inter-company transactions

NOTE 5 – PRO FORMA EARNINGS PER SHARE

The pro forma earnings per share, giving effect to the Acquisition have been computed as follows:

Net loss		$(23,717,887)

Net loss per share – Basic and diluted	$	# (0.00)

Weighted average number of shares deemed issued and outstanding		7,195,360,947

# Less than $0.001 per share